Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the First Quarter of 2016

Hong Kong, May 13, 2016 — UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the first quarter ended March 31, 2016.

Mr. Tim Ti, UTStarcom’s Chief Executive Officer, stated, “We are pleased to report a solid quarter with revenues exceeding our initial expectations, gross margin in high twenties percentage, and non-GAAP net profitability. We continue to see healthy demand of our PTN products and benefits from our streamlined business model.”

In addition to disclosing financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures which better reflect the Company’s core business status and the development trend. A further explanation of the use of non-GAAP financial information and a reconciliation of the non-GAAP financial measures to the GAAP comparative balances can be found at the end of this release.

First Quarter 2016 Milestones and Operating Highlights

•	Announced Tim Ti as the new CEO and promoted Dr. Zhaochen Huang to COO in the first quarter of 2016.

•	Established Information & Communication Innovation (ICI) Group to focus on technologies, products, and business opportunities in data center and smart city markets.

First Quarter 2016 Financial Performance Highlights

•	First quarter 2016 GAAP revenues were $22.6 million, a decrease of 31.6% from $33.0 million for the corresponding period of 2015. First quarter 2016 Non-GAAP revenues were $22.3 million, a decrease of 31.3% from $32.4 million for the corresponding period of 2015.

•	First quarter 2016 GAAP gross margin was 26.9%, compared to 14.7% for the corresponding period of 2015. First quarter 2016 Non-GAAP gross margin was 27.2%, compared to 14.9% for the corresponding period of 2015.

•	First quarter 2016 GAAP operating expenses were $8.0 million, compared to $8.0 million for the corresponding period in 2015. First quarter 2016 Non-GAAP operating expenses were $6.6 million, a decrease of 14.8% from $7.8 million for the corresponding period in 2015.

•	First quarter 2016 GAAP operating loss was $1.9 million, compared to operating loss of $3.1 million for the corresponding period of 2015. First quarter 2016 Non-GAAP operating loss was $0.6 million, compared to operating loss of $2.9 million for the corresponding period of 2015.

•	First quarter 2016 GAAP net loss attributable to UTStarcom’s shareholders was $1.1 million, compared to net loss of $5.4 million for the corresponding period of 2015. First quarter 2016 Non-GAAP net income attributable to UTStarcom’s shareholders was $0.3 million, compared to net loss of $5.2 million for the corresponding period of 2015.

•	First quarter 2016 GAAP basic loss per share was $0.03, compared to basic net loss per share of $0.14 for the corresponding period of 2015. First quarter 2016 Non-GAAP basic net income per share was $0.01, compared to basic net loss per share of $0.14 for the corresponding period of 2015.

•	As of March 31, 2016, cash and cash equivalents were $80.2 million.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Mr. Min Xu, UTStarcom’s Chief Financial Officer, commented, “We are glad to see our focus on profitability resulted in a high twenties percentage gross margin and non-GAAP net profitability in the quarter. We achieved positive operating cash flow and continue to strengthen our cash balance. ”

First Quarter 2016 Financial Results

Total Revenues

Three months ended March 31, 2016 and 2015

Total revenues for the first quarter of 2016 were $22.6 million, a decrease of 31.6 % from $33.0 million for the corresponding period of 2015.

Total Non-GAAP revenues for the first quarter of 2016 were $22.3 million, a decrease of 31.3% from $32.4 million for the corresponding period of 2015.

•	Non-GAAP net sales from equipment for the first quarter of 2016 were $15.8 million, a decrease of 36.8% from $25.0 million for the corresponding period in 2015. The decrease was mainly due to reduction in the low margin Third Party Sales (“TPS”) and decrease in Multi Service Access Network (“MSAN”) revenues.

•	Non-GAAP net sales from equipment-based services for the first quarter of 2016 were $6.5 million, a decrease of 12.9% from $7.4 million for the corresponding period in 2015. The decrease was mainly due to the reduction in India MSAN service revenues.

Gross Profit

Three months ended March 31, 2016 and 2015

Gross profit was $6.1 million, or 26.9% of net sales, for the first quarter of 2016, compared to $4.8 million, or 14.7% of net sales, for the corresponding period in 2015.

Non-GAAP gross profit was $6.1 million, or 27.2 % of net sales, for the first quarter of 2016, compared to $4.8 million or 14.9% of net sales, for the corresponding period in 2015.

•	Non-GAAP gross profit for equipment sales for the first quarter of 2016 was $4.9 million, compared to $4.9 million for the corresponding period in 2015. Non-GAAP gross margin for equipment sales for the first quarter of 2016 was 31.2%, compared to 19.7% for the corresponding period in 2015. The increase in gross margin was primarily due to the favorable mix of relatively high margin Packet Transport Network (“PTN”) products.

•	Non-GAAP gross profit for equipment-based services for the first quarter of 2016 was $1.1 million, compared to gross profit of negative $0.1 million for the corresponding period in 2015. Non-GAAP gross margin for equipment-based services for the first quarter of 2016 was 17.3%, compared to negative 0.7% for the corresponding period in 2015. The increase in gross margin was primarily caused by the reduction of India MSAN product related service with negative margin.

Operating Expenses

Three months ended March 31, 2016 and 2015

Operating expenses for the first quarter of 2016 were $8.0 million, compared to $8.0 million for the corresponding period in 2015.

Non-GAAP operating expenses for the first quarter of 2016 were $6.6 million, a decrease of 14.8% from $7.8 million for the corresponding period in 2015.

•	Non-GAAP selling, general and administrative (SG&A) expenses in the first quarter of 2016 were $4.3 million, compared to $5.2 million for the corresponding period in 2015. The decrease was mainly due to decreased personnel cost and other operating expense as the result of the Company’s cost reduction effort.

•	Non-GAAP research and development expenses in the first quarter of 2016 were $2.3 million, compared to $2.6 million for the corresponding period in 2015. The decrease was mainly due to decreased personnel cost as the result of the Company’s cost reduction effort.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Operating Loss

Three months ended March 31, 2016 and 2015

Operating loss for the first quarter of 2016 was $1.9 million, compared to operating loss of $3.1 million for the corresponding period of 2015.

Non-GAAP operating loss for the first quarter of 2016 was $0.6 million, compared to Non-GAAP operating loss of $2.9 million for the corresponding period of 2015.

Other Income (Expense), Net

Three months ended March 31, 2016 and 2015

Net other income for the first quarter of 2016 was $0.6 million, compared to net other income of $0.5 million for the corresponding period in 2015. Net other income in the first quarter of 2016 primarily consisted of $0.6 million of foreign exchange gain, which was mainly due to the appreciation of the JPY against the U.S. dollar during the first quarter of 2016. Net other income in first quarter of 2015was mainly due to the $0.6 million realized gain from the sales of Inphi stock in February 2015.

Equity Pick Up of Losses of an Associate

After recognizing UiTV Media losses of $14.0 million and impairment charges of $6.0 million in 2015, the convertible bond investments balance was reduced to zero as of December 31, 2015.

Three months ended March 31, 2016 and 2015

Equity pick up of losses of an associate was nil for the first quarter of 2016 due to the convertible bond balance was zero as of December 31, 2015. Equity pick up of losses of an associate was $3.2 million for the first quarter of 2015, which represented 100% recognition of UiTV Media losses.

Net Income (Loss)

Three months ended March 31, 2016 and 2015

Net loss attributable to UTStarcom’s shareholders for the first quarter of 2016 was $1.1 million, compared to net loss attributable to UTStarcom’s shareholders of $5.4 million for the corresponding period in 2015. Basic loss per share for the first quarter of 2016 was $0.03, compared to basic net loss per share of $0.14 for the corresponding period of 2015.

Non-GAAP net income attributable to UTStarcom’s shareholders for the first quarter of 2016 was $0.3 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $5.2 million for the corresponding period in 2015. Non-GAAP basic net income per share for the first quarter of 2016 was $0.01, compared to Non-GAAP basic net loss per share of $0.14 for the corresponding period of 2015.

Cash Flow

•	Cash provided by operating activities for the first quarter of 2016 was $2.0 million.

•	Cash provided by investing activities for the first quarter of 2016 was $0.05 million.

•	Cash used in financing activities for the first quarter of 2016 was $0.9 million, mainly due to the shares repurchase.

As of March 31, 2016, UTStarcom had cash and cash equivalents of $80.2 million.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Overview of Recent Key Events

Returning Cash to Shareholders

In November 2014, the Company's Board of Directors approved a share repurchase program of up to $40 million of its outstanding shares over the following 24 months to enhance shareholder value as part of the Company's longstanding commitment to shareholders. As of May 12, 2016, the Company has repurchased approximately 2.8 million shares for $6.3 million in total.

Business Outlook

The company will continue its focus on profitability and operating cash flow. The Company believes that the improvement in business fundamentals is the necessary first step to achieve sustainable future growth in the long run.

For the second quarter of 2016, the Company expects to generate non-GAAP revenue in the range of $15 million to $20 million.

Mr. Ti concluded, “We are seeing good results from our business transformation. We continue to invest in data center and smart city markets. The establishment of ICI group allows us to focus our resources on the fast growing markets. We are confident that UTStarcom will emerge as a market leader across the globe in our evolving and dynamic industry.”

First Quarter 2016 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, May 13, 2016 (8:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-514-2526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

The attendee passcode is: 7607464

A replay of the call will be available two hours after the end of the conference call until 11:59 a.m. U.S. Eastern Time on June 12, 2016.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +61-2-9641-7900

The replay passcode for accessing the recording is 7607464.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations
Email: njiang@utstar.com

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2016	2015
ASSETS	(In thousands, except par value)
Current assets:
Cash, cash equivalents	$80,168	$77,050
Accounts and notes receivable, net	16,446	17,936
Inventories and deferred costs	51,333	42,969
Prepaids and other current assets	22,048	23,652
Total current assets	169,995	161,607
Long-term assets:
Property, plant and equipment, net	1,194	1,510
Long-term deferred costs	320	332
Other long-term assets	42,900	41,431
Total long-term assets	44,414	43,273
Total assets	$214,409	$204,880

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$26,209	$16,400
Customer advances	30,683	30,976
Deferred revenue	14,874	16,965
Other current liabilities	26,192	33,447
Total current liabilities	97,958	97,788
Long-term liabilities:
Long-term deferred revenue and other liabilities	25,107	16,814
Total liabilities	123,065	114,602

Total equity	91,344	90,278
Total liabilities and equity	$214,409	$204,880

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2016	2015
	(In thousands, except per share data)

Net sales	$22,550	$32,957
Cost of net sales	16,494	28,110
Gross profit	6,056	4,847
	26.9%	14.7%
Operating expenses:
Selling, general and administrative	5,681	5,374
Research and development	2,297	2,615
Total operating expenses	7,978	7,989

Operating Loss	(1,922)	(3,142)

Interest income, net	194	336
Other income (expense), net	603	518
Equity pick up of losses of an associate	-	(3,220)
Loss before income taxes	(1,125)	(5,508)
Income taxes benefit	33	117
Net loss	(1,092)	(5,391)
Net loss attributable to UTStarcom Holdings Corp.	$(1,092)	$(5,391)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.03)	$(0.14)
Weighted average shares outstanding—Basic	36,567	37,500

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2016	2015
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(1,092)	$(5,391)
Depreciation and amortization	396	618
Provision for doubtful accounts	391	17
Provision for deferred costs	(1,834)	(1,551)
Stock-based compensation expense	1,363	225
Net loss on disposal of assets	2	106
Deferred income taxes	49	(23)
Loss from equity investments, net	-	3,220
Gain on sale of short-term investment	-	(585)
Changes in operating assets and liabilities	2,701	(5,804)
Net cash provided by (used in) operating activities	1,976	(9,168)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(59)	(379)
Loan to UiTV	-	(1,170)
Change in restricted cash	(169)	(269)
Proceeds from sale of short term investments	278	2,411
Net cash provided by investing activities	50	593

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary share	(895)	(1,543)
Net cash used in financing activities	(895)	(1,543)
Effect of exchange rate changes on cash and cash equivalents	1,987	194
Net increase (decrease) in cash and cash equivalents	3,118	(9,924)
Cash and cash equivalents at beginning of period	77,050	77,824
Cash and cash equivalents at end of period	$80,168	$67,900

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, one-time India DoT related and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended March 31,
	2016	2015
	(in thousands, except per share data)
Non-GAAP Revenue	$22,282	$32,447
Non-GAAP Gross profit	6,057	4,846
Non-GAAP Gross Margin %	27.2%	14.9%
Non-GAAP Operating loss	(559)	(2,917)
Non-GAAP Net Income (loss) attributable to UTStarcom	$271	$(5,166)
Non-GAAP Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$0.01	$(0.14)
Weighted average shares outstanding—Basic	36,567	37,500

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

GAAP to Non-GAAP Reconciliation

	Three months Ended March 31,
	2016	2015
	(in thousands, except per share data)
Reconciliation of Revenue
GAAP Net revenue	$22,550	$32,957
Less: China IPTV revenue	268	510
Non-GAAP Net revenue	$22,282	$32,447

GAAP Gross Margin
US. GAAP as reported	$6,056	$4,847
Add: Stock based compensation - COGS	1	(1)
Non-GAAP Gross Margin	$6,057	$4,846

Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$(1,922)	$(3,142)
Add: Stock based compensation	1,363	225
Non-GAAP Operation Income(loss)	$(559)	$(2,917)

Reconciliation of Net Income(loss)
GAAP Net Income(loss)	$(1,092)	$(5,391)
Add: Stock based compensation	1,363	225
Non-GAAP Net Income(loss)	$271	$(5,166)

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.